UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

In October 2020, Sanofi issued the press releases attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated October 29, 2020: European Patent Office rules in favor of Sanofi and Regeneron concerning Praluent® (alirocumab)

Exhibit 99.2	Press release dated October 29, 2020: Safety and efficacy of Dupixent® (dupilumab) in patients as young as 6 years with moderate-to-severe atopic dermatitis further reinforced by new data analyses presented at EADV

Exhibit 99.3	Press release dated October 29, 2020: Sanofi to evaluate the safety and efficacy of novel investigational candidate THOR-707 and Keytruda® (pembrolizumab) in pursuit of establishing a new treatment option in oncology

Exhibit 99.4	Press release dated October 28, 2020: Sanofi and GSK to support COVAX with 200 million doses of adjuvanted, recombinant protein-based COVID-19 vaccine

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated October 29, 2020: European Patent Office rules in favor of Sanofi and Regeneron concerning Praluent® (alirocumab)

Exhibit 99.2	Press release dated October 29, 2020: Safety and efficacy of Dupixent® (dupilumab) in patients as young as 6 years with moderate-to-severe atopic dermatitis further reinforced by new data analyses presented at EADV

Exhibit 99.3	Press release dated October 29, 2020: Sanofi to evaluate the safety and efficacy of novel investigational candidate THOR-707 and Keytruda® (pembrolizumab) in pursuit of establishing a new treatment option in oncology

Exhibit 99.4	Press release dated October 28, 2020: Sanofi and GSK to support COVAX with 200 million doses of adjuvanted, recombinant protein-based COVID-19 vaccine

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 30, 2020		SANOFI

	By	/s/ Alexandra Roger
		Name:	Alexandra Roger
		Title:	Head of Securities Law and Capital Markets

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